

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 24, 2011

Arthur D. Viola
Chief Executive Officer
Daniels Corporate Advisory Company, Inc.
Parker Towers, 104-60, Queens Boulevard, 12th Floor
Forest Hills, New York 11375

>   **Re: Daniels Corporate Advisory Company, Inc.**
>   **Amendment No. 5 to Registration Statement on Form S-1**
>   **Filed May 5, 2011**
>   **File No. 333-169128**

Dear Mr. Viola:

Our preliminary review of Amendment No. 5 to your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. In particular, you have not addressed all of the issues noted in our comment letter dated March 4, 2011, including but not limited to the fact that your registration statement fails to include financial statements and related disclosures as necessary to comply with Rule 8-08 of Regulation S-X at the time of effectiveness, as you have omitted the audited statements of operations for the two years ended November 30, 2010. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

You may contact Jonathan Wiggins, Staff Accountant, at (202) 551-3694 or Daniel Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney-Advisor, at (202) 551-36537 or me at (202) 551-3386 with any other questions.

>   Sincerely,

>   Duc Dang
>   Attorney-Advisor

cc: Norman T. Reynolds, Esq.
        Norman T. Reynolds Law Firm
        Via *facsimile*: (713) 456-2509